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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                (Amendment No. 2)
                                (Final Amendment)

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                           RENTAL SERVICE CORPORATION
                            (Name of Subject Company)

                            PANDION ACQUISITION CORP.
                         ATLAS COPCO NORTH AMERICA INC.
                                 ATLAS COPCO AB

                                    (Bidders)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                            ------------------------

                                    76009V102
                      (CUSIP Number of Class of Securities)

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                                 34 MAPLE AVENUE
                           PINEBROOK, NEW JERSEY 07058
                                ATTN: Mark Cohen

                            TELEPHONE: (973) 439-3410
                            FACSIMILE: (973) 439-9188
           (Name, Address and Telephone Number of Person authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                            STEPHEN R. RUSMISEL, ESQ.
                       WINTHROP, STIMSON, PUTNAM & ROBERTS
                             ONE BATTERY PARK PLAZA
                            NEW YORK, NEW YORK 10004
                            TELEPHONE: (212) 858-1000
                            FACSIMILE: (212) 858-1500
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                                  TENDER OFFER

      This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Statement") filed with the Securities Exchange Commission (the "Commission") on June 29, 1999 by Pandion Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Atlas Copco North America Inc., a Delaware corporation ("Parent"), as amended and supplemented by Amendment No. 1, filed with the Commission on July 22, 1999, relating to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Rental Service Corporation, a Delaware corporation (the "Company"), at $29.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 29, 1999 and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer"), copies of which are attached to the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer and the
Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      The Offer expired at 12:00 Midnight, New York City time, on Tuesday, July 27, 1999. On July 28, 1999, the Purchaser accepted for payment all Shares validly tendered and not withdrawn in the Offer. At the completion of the Offer, a total of 22,991,732 Shares were tendered in the Offer and purchased by the Purchaser, representing approximately 94.6% of the outstanding Shares.

      On July 29, 1999, the Purchaser filed a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware in accordance with
Section 253 of the General Corporation Law of the State of Delaware merging the Purchaser with and into the Company pursuant to the Agreement and Plan of Merger, dated as of June 28, 1999, by and among Parent, the Purchaser and the Company. Upon consummation of the merger, the Company, as the surviving corporation in the merger, became a wholly owned subsidiary of Parent and the separate corporate existence of the Purchaser ceased.

ITEM 10. ADDITIONAL INFORMATION

      On July 28, 1999, Parent and the Company jointly issued a press release announcing the expiration of the Offer and the intention of Parent and the Company to consummate the merger of Purchaser with and into the Company on or about July 29, 1999. A copy of the joint press release is filed as Exhibit
(a)(10) to the Schedule 14D-1 and is incorporated herein by reference.

      On July 30, 1999, Parent and the Company jointly issued a press release announcing the consummation on July 29, 1999, of the merger of the Purchaser with and into the Company. A copy of the joint press release is filed as Exhibit
(a)(11) to the Schedule 14D-1 and is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

      (a)(10) Press Release issued jointly by Parent and the Company on July 28, 1999.

      (a)(11) Press Release issued jointly by Parent and the Company on July 30, 1999.
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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                PANDION ACQUISITION CORP.

                                                By: /s/ MARK COHEN
                                                --------------------------------
                                                Name: Mark Cohen
                                                Title: President


                                                ATLAS COPCO NORTH AMERICA INC.

                                                By: /s/ MARK COHEN
                                                --------------------------------
                                                Name: Mark Cohen
                                                Title: Executive Vice President


                                                ATLAS COPCO AB

                                                By: /s/ LENNART JOHANSSON
                                                --------------------------------
                                                Name:  Lennart Johansson
                                                Title: Senior Vice President


                                                By: /s/ HAKAN OSVALD
                                                --------------------------------
                                                Name:  Hakan Osvald
                                                Title: Vice President

Date: August 2, 1999
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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                              EXHIBIT
-------                             -------

(a)(10) Press Release issued jointly by Parent and the Company on July 28, 1999.

(a)(11) Press Release issued jointly by Parent and the Company on July 30, 1999.